Exhibit 99.2

58.com to Hold Annual General Meeting on December 17, 2015

BEIJING, China, November 11, 2015/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today announced that it will hold its annual general meeting of shareholders (“AGM”) at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on Thursday, December 17, 2015, at 2:00 p.m. (Hong Kong time).

Holders of ordinary shares of the Company whose names are on the register of members of the Company at the close of business on November 12, 2015 are entitled to receive notice of, and to vote at, the AGM or any adjournment or postponement thereof. Beneficial owners of the Company's American depositary shares ("ADSs ") are welcome to attend the AGM in person.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Events & Presentations section at the Company’s investor relations website at http://ir.58.com.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company's IR Department at ir@58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com